UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CC MEDIA HOLDINGS, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE, UNDER THE CLEAR CHANNEL 2008 EXECUTIVE INCENTIVE PLAN

(TITLE OF CLASS OF SECURITIES)

12502P102

(CUSIP NUMBER OF CLASS OF SECURITIES)

ROBERT H. WALLS, JR.

EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

CC MEDIA HOLDINGS, INC.

200 EAST BASSE ROAD

SAN ANTONIO, TEXAS 78209

(210) 832-3700

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

JAMES S. ROWE

KIRKLAND & ELLIS LLP

300 NORTH LASALLE

CHICAGO, ILLINOIS 60654

(312) 862-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$6,899,030	$800.98

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,781,867 shares of Class A common stock of CC Media Holdings, Inc. having an aggregate value of $6,899,030 as of February 15, 2011, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.10 per million dollars of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$800.98	Filing Party:	CC Media Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	February 18, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2011 (the “Schedule TO”), relating to an offer (the “Offer”) by CC Media Holdings, Inc., a Delaware corporation (the “Company”), to eligible officers and key employees of the Company and its direct and indirect subsidiaries (“Eligible Persons”), subject to specified conditions, to exchange certain non-qualified stock options to purchase shares of the Company’s Class A common stock, par value $0.001 per share, issued and outstanding under the Clear Channel 2008 Executive Incentive Plan (the “Plan”), with an exercise price equal to $36.00 per share and an expiration date on or prior to September 10, 2019 (the “Eligible Options”), for replacement options issued under the Plan (the “Replacement Options”), representing the right to purchase one-half of the aggregate number of shares subject to such Eligible Person’s Eligible Options at an exercise price equal to $10.00, as set forth in the Offer to Exchange Certain Outstanding Options to Purchase Class A Common Stock for Replacement Options to Purchase Class A Common Stock, dated February 18, 2011, filed as Exhibit (a)(1)(i) to the Schedule TO.

This Amendment No. 1 is being made to report the results of the exchange offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

The Offer expired at 5:00 p.m., EST, on March 21, 2011. Pursuant to the Offer, Eligible Options to purchase an aggregate of 2,547,432 shares of the Company’s Class A common stock were tendered and accepted, representing 91.6% of the 2,781,867 shares underlying the Eligible Options. In accordance with the terms and conditions of the Offer, on March 21, 2011, Replacement Options to purchase 1,273,741 shares of Class A common stock with an exercise price equal to $10.00 per share were retained by Eligible Persons in exchange for Eligible Options tendered and accepted, and Replacement Options to purchase 117,218 shares of Class A common stock with an exercise price of $10.00 per share were forfeited by Eligible Persons who became ineligible to participate in, or declined to participate in, the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2011

CC MEDIA HOLDINGS, INC.

By:	/S/ ROBERT H. WALLS, JR.
Robert H. Walls, Jr.
Executive Vice President, General
Counsel and Secretary